

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

April 2, 2007

By Facsimile and U.S. Mail

Deborah H. Merrill
Chief Financial Officer
Delta Apparel, Inc.
2750 Premiere Parkway, Suite 100
Duluth, Georgia 30097

  **Re:** **Delta Apparel, Inc.**
    **Form 10-K for the Fiscal Year Ended July 1, 2006**
    **Filed September 8, 2006**
    **File No. 001-15583**

Dear Ms. Merrill:

  We have reviewed your response letter dated March 23, 2007, and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Delta Apparel, Inc. Form 10-K July 1, 2006

Item 7 – Management's Discussion and Analysis, page 14

Results of Operations, Overview, page 15

  1. We note your response to prior comment 3. Disclosure which includes statements such as "we believe it provides a more complete understanding of our business", "we believe it is useful for investors to assess the operating performance of the business without the effect of these transactions" we do not believe demonstrate the usefulness of the non-GAAP measure. In future filings when addressing each of the disclosure requirements set forth in

Question 8 of Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, provide a robust, comprehensive discussion tailored specifically to your Company and your situation, complete with substantive disclosure. Show us what your disclosure will look like revised.

Note 2 – Significant Accounting Policies, page F-9

Accounts Receivable, page F-9

2. We note your response to prior comment 6 and found the Company's response to be informative. In addition to providing the accounts receivable reconciliation please enhance your accounts receivable disclosure by incorporating your response regarding the terms and accounting of the agreement into the discussion.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief